January 22, 2009

VIA EDGAR

Mr. Kevin Woody - Mail Stop 4561

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Care Investment Trust Inc.

Form 10-K for the year ended December 31, 2007

File No. 1-33549

Dear Mr. Woody:

On behalf of Care Investment Trust Inc. (the “Company”), set forth below are the responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in the letter dated December 17, 2008. For your convenience we have set forth below the Staff’s comments in bold, italic typeface followed by responses to each comment.

Form 10-K for the fiscal year ended December 31, 2007

Item 1. Business

Investments

Real Estate Acquisition, page 10

1.

We note that you own 85% of the equity interest in eight entities that own nine medical office buildings. In future filings, please specifically discuss your interest in the entities and define the rights and benefits provided by such interests. Please also provide the following disclosure:

•	Briefly outline the principal terms of the leases on such properties.

United States Securities and Exchange Commission

January 22, 2009

•	The occupancy rate for each property.
•	The number of tenants occupying 10 percent or more of rentable space or accounting for 10 percent or more of your aggregate rents.
•	The average effective annual rental per square foot. Provide this information on a portfolio basis.
•

A schedule of lease expirations for each of the next ten years, including (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases and (iv) the percentage of gross annual rental represented by such leases.

To the extent that you acquire additional interest in entities that hold real property or actually acquire the property yourself, please include similar disclosure.

The Company informs the Staff that disclosure regarding its equity interests in the limited liability companies that own the nine medical office buildings that comprise the Cambridge portfolio are described in both “Item 1. – Business – Investments – Real Estate Acquisition” as well as in “Note 1 – Organization” to the footnotes to the Consolidated Financial Statements. The economic rights and benefits afforded to the Company through these equity interests are also disclosed in the same sections.

As described in response to Comment 4 below, the Company does not consolidate such equity interests in its financial statements, but rather accounts for such interests under the equity method as an investment in partially-owned entities on its Consolidated Balance Sheet. The Company’s equity method accounting treatment for this investment is based on the fact that, although the Company has a large equity interest in the entities that hold the properties, the Company does not control such entities. Rather, the control of the entities, and the underlying properties, is held by Cambridge, the operator of the properties. The Company believes that the additional underlying property information requested by the Staff is not required to be disclosed by Form 10-K and may not be considered material by the investors in a finance REIT that does not operate or manage the properties that it invests in. Moreover, the Company does not believe that it would be appropriate for the Company to provide information for the properties held by the Cambridge joint venture in its periodic reports because the Company’s internal controls over financial reporting do not currently extend to such operating information as the rules relating to internal controls over financial reporting promulgated by the Securities and Exchange Commission and the Public Company Accounting Oversight Board do not require registrants to extend such controls to the operations of equity investees.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Securities and Exchange Commission

January 22, 2009

Non-GAAP Financial Measures, pages 62 to 63

2.

Your disclosure states that FFO and Adjusted FFO are helpful to investors as measures of performance because they provide investors with an indication of your ability to incur and service debt, to make investments and to fund other cash needs. Based on the above, we are unclear if you view these measures to be helpful to investors as liquidity measures as opposed to performance measures. To the extent that these measures are used as liquidity measures, please provide an appropriate reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP.

As a real estate investment trust, the Company uses FFO and AFFO as an alternative measure of its performance.

While the Company’s investors may view the Company’s FFO and AFFO as indicators of its liquidity, the Company does not use FFO and AFFO for such purposes and, on page 63, specifically states that neither FFO nor AFFO are “a measure of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to make cash distributions.” To clarify any confusion arising out of the Company’s current disclosure, the Company will delete the language quoted by the Staff in its comment in the Company’s future filings, commencing with its Form 10-K for the year ended December 31, 2008, and add additional language clarifying the fact that management uses AFFO as a performance measure only.

Financial Statements

Consolidated Statement of Operations, page 67

3.

We note that you have classified approximately $800,000 of interest earned on invested cash balances within other income on your consolidated statement of operations. Please tell us how you determined that it is appropriate to include such amounts within revenues as opposed to classifying such amounts as non-operating income within your statement. Reference is made to Rule 5-03 of Regulation S-X.

Given the fact that the interest earned on cash balances was not a significant part of our revenue, we elected to reflect this amount in “Other Income” in our Consolidated Statement of Operations. In the Company’s future filings, commencing with its Form 10-K for the year ended December 31, 2008, the Company will monitor interest income from cash balances and, if significant, reflect these amounts as non-operating income in compliance with Rule 5-03 of Regulation S-X.

United States Securities and Exchange Commission

January 22, 2009

Note 4 – Investments in Partially-owned Entities, page 77

4.

You have disclosed that you are accounting for your acquisition of an 85% interest from Cambridge Holdings Incorporated in the limited liability entities which own nine medical office buildings under the equity method of accounting. Please share the considerations you have made and the accounting guidance upon which you have relied in determining that consolidation of such interests was not appropriate.

In concluding that the Cambridge acquisition should be accounted for under the equity method, we thoroughly considered the relevant accounting guidance.

The Company considered the guidance in FIN46R and concluded based on the guidance in paragraph 5 of that standard, that although our investment in Cambridge qualified as a variable interest, the underlying investment partnership between Care and Cambridge did not qualify as a variable interest entity.

The Company further considered ARB 51 and SOP 78-9. Care does have significant influence over the Cambridge Properties (referred to as the “MOB Properties”) through its contractual protective rights, including the requirement that Care approve significant transactions related to the MOB Properties. However, a Cambridge entity is the General Partner of each MOB Property, and key decisions are controlled by a management board. The board of each MOB Property has three members, two from Cambridge and one from Care. Accordingly, based on the guidance in SOP 78-9 and ARB 51, although Care owns 85% of the Cambridge entities, their lack of control over the operations of the MOB Properties indicates that they should not consolidate the MOB Properties, and should reflect them on the equity method of accounting.

Proxy Statement on Schedule 14A filed on April 29, 2008

Security Ownership of Certain Beneficial Owners and Management, page 20

5.

We note that as of April 15, 2008, three of your shareholders held approximately 78.5 percent of your outstanding common shares. Please explain why this does not violate the REIT 5/50 ownership requirement.

The “5/50 Rule” is set forth in Section 856(h) of the Internal Revenue Code (the “Code”), which states that a REIT is not considered to be closely held if, during the last half of each taxable year, not more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer “individuals.” Section 544(a) of the Code states that for purposes of the above determination, “stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust shall be considered as being owned proportionately by its shareholders, partners or beneficiaries.”

United States Securities and Exchange Commission

January 22, 2009

To ensure compliance with the 5/50 Rule, the Company’s Amended and Restated Articles of Incorporation (the “Charter”) contain stock ownership restrictions that provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of our common or capital stock unless such person receives an exemption from our Board of Directors. In order to receive an exemption from the ownership limits imposed by our Charter, such person must provide to our Board of Directors such representations, covenants and undertakings as our Board of Directors may deem reasonably necessary to conclude that granting such exemption will not cause the Company to lose its qualification as a REIT. Our Board of Directors received written representations, covenants and undertakings from the Company’s three current significant stockholders – CIT Group Inc., GoldenTree Asset Management and SAB Capital. CIT Group is a publicly traded corporation, and each of GoldenTree and SAB Capital are partnerships. CIT Group Inc. has represented to the Company that no individual stockholder of CIT Group owns (actually, beneficially or constructively) more than 9.8% of the Company’s capital stock, by number of shares or by value. GoldenTree and SAB Capital have similarly represented to the Company that no individual partner of either of their respective partnerships owns (actually, beneficially or constructively) more than 9.8% of the Company’s capital stock, by number of shares or by value.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comment concerning the foregoing, please contact the undersigned at (212) 771-9318.

Sincerely,

/s/ Frank E. Plenskofski

Frank E. Plenskofski

Chief Financial Officer & Treasurer

United States Securities and Exchange Commission

January 22, 2009

cc:	Mr. F. Scott Kellman, Chief Executive Officer
Mr. Salvatore V. Riso, Jr., Chief Compliance Officer
Ms. Karen A. Dewis, Esq., McDermott Will & Emery LLP
Mr. Thomas P. Conaghan, Esq., McDermott Will & Emery LLP